Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2015

Athens, Greece, January 27, 2016 – Costamare Inc. ("Costamare" or the "Company") (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2015.
•	Voyage revenues adjusted on a cash basis of $122.9 million and $493.0 million for the three months and the year ended December 31, 2015, respectively.
•	Adjusted EBITDA of $86.2 million and $348.2 million for the three months and the year ended December 31, 2015, respectively.
•	Adjusted Net income available to common stockholders of $32.8 million or $0.44 per share and $130.4 million or $1.74 per share for the three months and the year ended December 31, 2015, respectively.
See "Financial Summary" and "Non-GAAP Measures" below for additional detail.

Dividend Announcements

•	To date, we have declared dividends in 21 consecutive quarters without any reduction. Over the past five years, we have increased the dividend 16%.

•	On January 4, 2016, we declared a dividend for the fourth quarter ended December 31, 2015, of $0.29 per share on our common stock, payable on February 4, 2016, to stockholders of record on January 21, 2016.

•	On January 4, 2016, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock which were all paid on January 15, 2016 to holders of record on January 14, 2016.

New Business Developments

•	In December 2015, we entered into a financing agreement with a leading Chinese financial institution regarding the two 3,800 TEU vessels ordered together with York Capital from Jiangsu New Yangzi Shipbuilding Co., Ltd and chartered to members of the Hamburg Süd group. The financing is under the structure of a sale and leaseback transaction.

•	The Company sold the 1986-built, 2,633TEU containership MSC Challenger for demolition, for a sale price of approximately $5.0 million. The vessel was delivered to her buyers in November 2015. The Company recorded an accounting gain of approximately $1.7 million from the sale.

•	The Company entered into the following charter arrangements:

o	Agreed to charter the 2010-built, 8,531 TEU containership Navarino with PIL for a period of minimum 11 and maximum 13 months at a daily rate of $10,500. The vessel was delivered to PIL on December 13, 2015.
o	Agreed to charter the 2000-built, 2,474 TEU containership Areopolis with Zim for a period of minimum 2 and maximum 6 months at a daily rate of $6,000. The vessel was delivered to Zim on January 4, 2016.
o	Agreed to extend the charter of the 1999-built, 2,526 TEU containership Elafonissos with Maersk for a period of minimum 2 and maximum 12 months starting from November 28, 2015 at a daily rate of $6,500. Subsequently, the vessel was chartered with CMA CGM for a period of minimum 2 and maximum 10 months starting from February 6, 2016, at a daily rate of $6,000.
o	Agreed to extend the charter of the 1997-built, 2,458 TEU containership Messini with Evergreen for a period of minimum 6 and maximum 10 months starting from February 1, 2016 at a daily rate of $6,000.
o	Agreed to extend the charter of the 1991-built, 2,020 TEU containership MSC Pylos with MSC for a period of minimum 11 and maximum 13 months starting from February 1, 2016 at a daily rate of $6,300.
o	Agreed to extend the charter of the 1998-built, 1,645 TEU containership Padma with Yang Ming for a period of minimum 3 and maximum 7 months starting from January 26, 2016 at a daily rate of $7,400.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

"2015 represented another profitable year for the Company.

In December, we arranged pre-delivery financing with a leading Chinese financial institution, for the two 3,800 TEU container vessels which are scheduled for delivery in the first and second quarters of 2018. Upon delivery, the vessels will commence a 7-year charter with Hamburg Süd.

Regarding the market, charter rates and asset values have been under pressure, especially during the second half of the year, as a result of weak demand.
We believe that today's depressed asset value environment provides attractive opportunities and the potential to increase our shareholders' returns."

Financial Summary
	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2014	2015	2014	2015

Voyage revenue	$483,995	$490,378	$120,866	$122,276
Accrued charter revenue (1)	$7,023	$2,618	$782	$589
Voyage revenue adjusted on a cash basis (2)	$491,018	$492,996	$121,648	$122,865

Adjusted EBITDA (3)	$343,195	$348,227	$82,734	$86,209

Adjusted Net Income available to common stockholders (3)	$122,938	$130,351	$30,799	$32,772
Weighted Average number of shares	74,800,000	75,027,474	74,800,000	75,250,426
Adjusted Earnings per share (3)	$1.64	$1.74	$0.41	$0.44

EBITDA (3)	$327,459	$348,719	$80,913	$87,755
Net Income	$115,087	$143,764	$30,800	$38,328
Net Income available to common stockholders	$103,178	$125,861	$27,722	$33,062
Weighted Average number of shares	74,800,000	75,027,474	74,800,000	75,250,426
Earnings per share	$1.38	$1.68	$0.37	$0.44

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the years and the three-month periods ended December 31, 2015 and 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2014	2015	2014	2015
Net Income	$115,087	$143,764	$30,800	$38,328
Earnings allocated to Preferred Stock	(11,909)	(17,903)	(3,078)	(5,266)
Net Income available to common stockholders	103,178	125,861	27,722	33,062
Accrued charter revenue	7,023	2,618	782	589
Gain on sale / disposal of vessels	(2,543)	(1,688)	-	(1,688)
Swaps breakage cost	10,192	-	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	6,082	587	1,177	2
General and administrative expenses – non-cash component	-	8,623	-	1,404
Write-off of costs related to the withdrawal of Costamare Partners LP registration statement.	-	3,326	-	3,326
Amortization of prepaid lease rentals	4,024	4,982	1,256	1,256
Realized Loss on Euro/USD forward contracts (1)	451	2,898	388	169
Gain on derivative instruments (1)	(5,469)	(16,856)	(526)	(5,348)
Adjusted Net income available to common stockholders	$122,938	$130,351	$30,799	$32,772
Adjusted Earnings per Share	$1.64	$1.74	$0.41	$0.44
Weighted average number of shares	74,800,000	75,027,474	74,800,000	75,250,426

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, gain on sale/disposal of vessels, realized loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, write-off of costs related to the withdrawal of registration statement of Costamare Partners LP, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars)	2014	2015	2014	2015
Net Income	$115,087	$143,764	$30,800	$38,328
Interest and finance costs	95,562	92,276	19,961	20,889
Interest income	(815)	(1,373)	(284)	(320)
Depreciation	105,787	101,645	26,942	25,611
Amortization of prepaid lease rentals	4,024	4,982	1,256	1,256
Amortization of dry-docking and special survey costs	7,814	7,425	2,238	1,991
EBITDA	327,459	348,719	80,913	87,755
Accrued charter revenue	7,023	2,618	782	589
Gain on sale / disposal of vessels	(2,543)	(1,688)	-	(1,688)
Swaps breakage cost	10,192	-	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	6,082	587	1,177	2
General and administrative expenses – non-cash component	-	8,623	-	1,404
Write-off of costs related to the withdrawal of Costamare Partners LP registration statement.	-	3,326	-	3,326
Realized Loss on Euro/USD forward contracts (1)	451	2,898	388	169
Gain on derivative instruments (1)	(5,469)	(16,856)	(526)	(5,348)
Adjusted EBITDA	$343,195	$348,227	$82,734	$86,209

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, gain on sale / disposal of vessels, realized loss on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, write-off of costs related to the withdrawal of registration statement of Costamare Partners LP and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.